Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Silver Production in Q1, 2010 compared to
Q1 2009; Produces 766,210 oz Silver (Up 34%) and 3,775 oz Gold (Up 62%)

Vancouver, BC, Canada – April 14, 2010 - Endeavour Silver Corp. (“Endeavour”) (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced today that silver production for Q1, 2010 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State, totalled 766,210 ounces (oz) silver, up 34% compared to Q1, 2009.

Gold production also rose in the Q1, 2010, up 62% to 3,775 oz compared to Q1, 2009, resulting in silver-equivalent production rising to 1,011,569 oz (assuming a 65:1 silver:gold ratio - base metals not included as silver-equivalents).

The Q1, 2010 production data is outlined in the table below:

	Tonnes	Tonnes per day	Grade Ag g/t	Grade Au g/t	Silver Equivalent g/t (oz/T)	Recovery Ag %	Recovery Au %	Silver Ounces	Gold Ounces
Guanacevi	69,522	772	333	0.74	381 (12.3)	77.2	77.2	574,796	1,277
Guanajuato	43,441	557	168	2.29	317 (10.2)	81.6	79.5	191,414	2,498
Combined	112,963	1,255	270	1.34	356 (11.5)	78.3	78.7	766,210	3,775
*the throughput (tonnes per day) at Guanajuato are based on a 6 day work week.

Godfrey Walton, President and COO, stated, “Endeavour posted another strong quarter of production growth in Q1, 2010.  With tonnage throughput continuing to improve at both Guanacevi and Guanajuato, we are already ahead of our production forecast in 2010.”

“Like 2009, production is expected to be relatively flat in Q1 and Q2, but should increase in the second half of the year as a third new mine is brought into production at Guanacevi. During the Q1, the Company completed over 1.3 kilometres (km) of ramp development at Guanacevi in order to bring Porvenir Cuatro on line this year as scheduled. The Guanacevi crushing circuit expansion is now underway and should be completed on schedule, allowing the plant to increase throughput in the second half of the year to take advantage of the new Porvenir Cuatro mine coming online.

“At Guanajuato, the Lucero vein continues to contribute significantly to production with the balance of ore coming from Cebada and Bolanitos. During Q1, the Company mined a lower grade portion of the Lucero vein.  However silver grades are expected to return to normal levels (200 g/t Ag and 1.9 g/t Au) in Q2. The Company completed over 1.0 km of mine development at Guanajuato during the quarter.”

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

Endeavour Silver Corp is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production, reserves and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Godfrey Walton"

GODFREY WALTON
President and Chief Operating Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.